

SE

19007647

~~FORM X-17A-5~~

PART III

SEC FILE NUMBER
8- 48995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2018___ AND ENDING ___12/31/2018___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE LOGAN GROUP SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2150 DOUGLAS BLVD, SUITE 240

(No. and Street)

ROSEVILLE   CA   95661
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KEVIN LOGAN   916-791-3200

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HANSEN & COMPANY

(Name – if individual, state last, first, middle name)

22320 FOOTHILL BLVD, SUITE 430   HAYWARD   CA   94541
(Address)   (City)   (State)   (Zip Code)

SEC Mail Processing

MAR 01 2019

Washington, DC

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __KEVIN LOGAN__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __THE LOGAN GROUP SECURITIES__ , as of __DECEMBER 31__ , 20 __18__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

SEE ATTACHED
CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

PROPRIETOR
Title

Notary Public

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition. (STATEMENT OF CASH FLOWS)
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL- PURPOSE
CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California _____ }

County of _Placer_____ }

On _February 26, 2019_ before me, _Kim Bower, Notary Public,_
(Here insert name and title of the officer)

personally appeared _Kevin Logan_____,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) (is/are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in (his/her/their) authorized capacity(ies), and that by (his/her/their) signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

_____
Notary Public Signature

KIM BOWER
COMM. # 2240451
NOTARY PUBLIC - CALIFORNIA
PLACER COUNTY
COMM. EXPIRES MAY 23, 2022

(Notary Public Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

_____
(Title or description of attached document)

_____
(Title or description of attached document continued)

Number of Pages _____ Document Date_____

CAPACITY CLAIMED BY THE SIGNER
- ☐ Individual (s)
- ☐ Corporate Officer

    _____
    (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other _____

2015 Version www.NotaryClasses.com 800-873-9865

THE LOGAN GROUP SECURITIES

Table of Contents

HANSEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
22320 FOOTHILL BLVD., SUITE 430
HAYWARD, CALIFORNIA 94541-2744

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Proprietor of The Logan Group Securities

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Logan Group Securities as of December 31, 2018, the related statements of income and proprietor's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of The Logan Group Securities as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of The Logan Group Securities' management. Our responsibility is to express an opinion on The Logan Group Securities' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Logan Group Securities in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I-Computation of Net Capital and Schedule II-Computation of Net Capital Requirement (Part A) and Aggregate Indebtedness have been subjected to audit procedures performed in conjunction with the audit of The Logan Group Securities' financial statements. The supplemental information is the responsibility of The Logan Group Securities' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I-Computation of Net Capital and Schedule II-Computation of Net Capital Requirement (Part A) and Aggregate Indebtedness are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hansen & Company

We have served as The Logan Group Securities' auditor since 2015.

Hayward, California

February 25, 2019

1

THE LOGAN GROUP SECURITIES
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Current Assets

Cash and cash equivalents	$	11,390
Commissions Receivable		7,837
Prepaid expenses		556
Investments		10,839
Total Current Assets	$	30,622

Proprietor's Equity $ 30,622

THE LOGAN GROUP SECURITIES
STATEMENT OF INCOME AND PROPRIETOR'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

Commission and trail fees revenue	$ 539,162
Expenses	
Licenses, regulatory fees and dues	3,745
Insurance	2,336
Office Supplies	300
Accounting and auditing fees	4,200
Administrative support	4,800
Telephone Expense	1,200
Conference Room Rental	3,600
File Storage Rental	1,200
Bank charges	163
Total Expenses	21,544
Net income from operations	517,618
Other income (loss)	
Money market Dividend	$ 85
Investment income (loss)	(376)
Net other income (loss)	(291)
Net Income	517,327
Proprietor's equity, December 31, 2017	39,501
Proprietor's withdrawals	(526,206)
Proprietor's equity, December 31, 2018	$ 30,622

See accompanying notes

3

THE LOGAN GROUP SECURITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 517,327
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in assets	
Commissions receivable	4,770
Prepaid expenses	840
Net cash provided by operating activities	522,937

CASH FLOWS FROM INVESTING ACTIVITIES

Decrease in investments	376
Net cash used in investing activities	376

CASH FLOWS FROM FINANCING ACTIVITIES

Proprietor's withdrawals	(526,206)
Net cash used in financing activities	(526,206)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,893)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	14,283
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 11,390

SUPPLEMENTAL DISCLOSURES

Cash paid for interest	$ -
Cash paid for taxes	$ -

See accompanying notes

4

1.   NATURE OF ACTIVITES

The Logan Group Securities (the "Company") is engaged in the sale of variable annuities and mutual funds to individuals, organizations and businesses in California and Colorado. Commissions are paid by the issuing companies to Logan Group Securities. The Company's operations are conducted from the same offices as another entity owned by the owner of the Company. The related proprietorship incurs the burden of substantially all common and administrative expenses, including salaries. The financial position, results of operations and cash flow of the Company differ from those that would have been achieved had the Company operated autonomously.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: - the accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition: - the Company's revenues consist of commissions generated for the sale of annuities and mutual funds and trail fees. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collection of the fee is probable. Generally, these conditions are met, and thus, revenue is recognized, at the time of sale of an investment to the customer.

Use of Estimates – Preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Investments and investment income - Investments are comprised of investments in equity securities mutual funds, which are stated at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Investment income includes realized and unrealized gains and losses.

Income Taxes – As the Company is a proprietorship, no provision has been made for federal or state income taxes. The tax liability, if any, is that of the sole proprietor.

3.   NET CAPITAL REQUIREMENT

Pursuant to the net capital provision of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain net capital of not less than $5,000. As of December 31, 2018, the Company's net capital, as calculated and disclosed in the Financial and Operational Combined Uniform Single Report was $28,874.

4.   RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with a related entity which is owned by the owner of the Company, whereby the Company pays for administrative support and to rent storage space on a monthly basis. During 2018, the Company paid $11,100 to the related entity for these services.

5.   SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 25, 2019, the date the financial statements were available to be issued.

6.   SUPPLEMENTARY SCHEDULES

The Securities and Exchange Commission requires the inclusion of certain supplementary schedules with the financial statements of a broker-dealer if the broker-dealer retains customer funds or securities. Logan Group Securities does not retain customer funds or securities. The following schedules are inapplicable that thus have not been prepared:

- Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
- Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3
- A Reconciliation pursuant to Rule 17a-5(d)(4)